NEWS RELEASE

North American Palladium Aware of Potential Lawsuit

Toronto, Ontario, September 2, 2011 – North American Palladium Ltd. (the “Company”) (TSX:PDL) (NYSE Amex:PAL) today announced that it is aware that a Statement of Claim has been filed with the Ontario Superior Court of Justice against the Company and two of its officers regarding a potential class action lawsuit. The Statement of Claim seeks permission of the court to commence a class action proceeding for alleged misrepresentations in the Company’s public disclosure.

The Company has retained legal counsel and intends to vigorously defend the potential claim.

About North American Palladium

NAP is a Canadian precious metals company focused on growing its production of palladium and gold in mining-friendly jurisdictions.  The Company’s flagship mine, Lac des Iles, is one of the world’s two primary palladium producers. NAP also owns and operates the Sleeping Giant gold mine located in the prolific Abitibi region of Quebec. The Company has extensive landholdings adjacent to both its Lac des Iles and Sleeping Giant mines, and a number of exploration projects.  NAP trades on the NYSE Amex under the symbol PAL and on the TSX under the symbol PDL.

For further information please contact:

Camilla Bartosiewicz
Manager, Investor Relations and Corporate Communications
Telephone: 416-360-7590 Ext. 7226
Email: camilla@nap.com

www.nap.com